Exhibit 23

Independent Auditors’ Consent

The Board of Directors

Coldwater Creek Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-82260, 333-60099, and 333-31699) on Forms S-8 of Coldwater Creek Inc. and subsidiaries of our report dated March 10, 2003, with respect to the consolidated balance sheet of Coldwater Creek Inc. and subsidiaries as of February 1, 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for the eleven-month transition period ended February 1, 2003, which report appears in the February 1, 2003, transition report on Form 10-K of Coldwater Creek Inc.

Our report refers to our audit of the adjustments that were applied to the common stock outstanding, retained earnings, and net income per share amounts, as well as certain amounts in the 1996 stock option plan and employee stock purchase plan disclosures, to revise the fiscal 2001 and fiscal 2000 consolidated financial statements to reflect a 3-for-2 stock split declared by the Board of Directors on December 19, 2002, as more fully described in Note 2 to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the fiscal 2001 and fiscal 2000 consolidated financial statements other than with respect to such adjustments.

KPMG LLP

Boise, Idaho

April 24, 2003